November __, 2005



Daniel F. Duchovny, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3628

                 Re:   Letter Dated November 7, 2005 Commenting
                       Upon Revised Preliminary Schedule 14A
                       (File No. 001-7708) and Amended Schedule 13E-3
                       for Marlton Technologies, Inc. (File No. 005-59249)

Dear Mr. Duchovny:

                  Thank your for your comments on the filings referenced above. We have reviewed your comments and amended the filings where appropriate. For your convenience, we have reproduced your comments in bold below, and provided corresponding annotations to explain our resulting changes.

SCHEDULE 13E-3

INTRODUCTION

1. WE REISSUE COMMENTS 1 AND 2. WE NOTE, IN ADDITION TO OUR PRIOR COMMENTS, THAT WHILE THE 2001 STOCKHOLDERS' AGREEMENT MAY NOT DIRECT THE VOTE OF THE PARTIES WITH RESPECT TO THE CURRENT TRANSACTION, THE PARTIES SHARE BENEFICIAL OWNERSHIP OF THE STOCK AS A RESULT OF THE PROVISIONS OF THE AGREEMENT, AS DESCRIBED IN YOUR PROXY STATEMENT. FURTHER, IT APPEARS THAT THE AFFILIATES MAY BE ENGAGED IN THE TRANSACTION THROUGH THEIR COMMITMENT TO PROVIDE ALTERNATE FINANCING.

                  As disclosed on pages 31 and 34, the Special Committee has reviewed the available funding under the Loan Facility and determined that it has sufficient funds available under that Facility. Consequently, Messrs. Tarte and Harrow have been released from their back-up financing commitment by the Special Committee at a meeting held on November 9, 2005. Further, with respect to their individual voting power, please note that the record date for

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Daniel F. Duchovny, Esq.
October 20, 2005
Page 2



participation and voting at the special meeting was October 31, 2005. Consequently, even if Messrs. Harrow, Tarte and Ginsburg were to exercise all of their outstanding options, they would be precluded from voting those shares at the meeting. As noted previously, the Stockholders Agreement does not obligate Messrs. Harrow, Tarte or Ginsburg to vote together or in any particular fashion on the Reverse Split proposal. In addition, each of them controls only approximately 12-13% of the outstanding shares of common stock, and only approximately 34% in the aggregate. Accordingly, it is our view that none of Messrs. Harrow, Tarte nor Ginsburg are "engaged in a Rule 13e-3 transaction" and, as such, are not filing persons.


PRELIMINARY SCHEDULE 14A

SUMMARY TERM SHEET, PAGE 2

2. WE REISSUE COMMENT 7 IN PART. PLEASE QUANTIFY THE INTERESTS OF AFFILIATES IN THIS TRANSACTION.

                  Please note that we have expanded the disclosure in the "Special Interests of Affiliated Persons in the Transaction" section in response to this comment and comment 14. The expanded disclosure includes a chart listing the cash consideration expected to be received by each of the directors and executive officers in exchange for shares cancelled by virtue of the reverse stock split.

SPECIAL FACTORS

ALTERNATIVES TO THE REVERSE STOCK SPLIT, PAGE 12

3. DISCLOSE THE SUBSTANCE OF YOUR RESPONSE TO COMMENT 21 IN AN APPROPRIATE LOCATION IN YOUR PROXY STATEMENT.

                  We have added this disclosure to the "Appraisal and Dissenters' Rights" section on page 38 of the proxy statement.

FAIRNESS OF THE REVERSE SPLIT. PAGE 13

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Daniel F. Duchovny, Esq.
October 20, 2005
Page 3



4. WE NOTE THE REVISIONS MADE IN RESPONSE TO COMMENT 23. WE REISSUE OUR COMMENT IN PART. PLEASE INCLUDE A DISCUSSION OF HOW EACH FACTOR RELATES TO THE DETERMINATION THAT THE TRANSACTION IS FAIR TO THE UNAFFILIATED STOCKHOLDERS.

                  We have expanded the disclosure on page 14 of the proxy statement in response to this comment.

5. IT APPEARS THAT THE REVISIONS DESCRIBED IN YOUR RESPONSE TO COMMENT 24 WERE NOT MADE TO THE PROXY STATEMENT. SPECIFICALLY, WE ARE UNABLE TO FIND ANY DISCLOSURE REGARDING THE BOARD OF DIRECTORS UNDERTAKING AN INDEPENDENT REVIEW OF THE VARIOUS FACTORS DESCRIBED ELSEWHERE THUS, WE REISSUE OUR COMMENT.

                  We have amended the disclosure on page 15 in response to this comment. As the Special Committee was formed for the purpose of evaluating the reverse stock split, the Board relied significantly on the review conducted by the committee members. However, the Board also reviewed each of the factors considered by the Special Committee to ensure that they concurred with its analysis.

6. IN LIGHT OF PREVIOUS COMMENTS 24 AND 25 AND YOUR RESPONSE TO COMMENT 24, WE REISSUE COMMENT 25 WITH RESPECT TO THE BOARD'S FAIRNESS DETERMINATION. IF YOUR BOARD RELIED ON THE ANALYSIS OF MHH OR THE SPECIAL COMMITTEE TO REACH THE FAIRNESS DETERMINATION, REVISE YOUR DISCLOSURE TO STATE THAT YOUR BOARD ADOPTED THE ANALYSIS OF THE SPECIAL COMMITTEE OR MHH. IF THE BOARD HAS BASED ITS FAIRNESS DETERMINATION ON THE ANALYSIS OF FACTORS UNDERTAKEN BY OTHERS, THE BOARD MUST EXPRESSLY ADOPT THIS ANALYSIS AND DISCUSSION AS ITS OWN IN ORDER TO SATISFY THE DISCLOSURE OBLIGATION.

                  We have revised the disclosure on page 16 of the proxy statement to indicate that the Board adopted the report of MHH and the analysis of the Special Committee.

OPINION OF MUFSON HOWE HUNTER & PARTNERS. PAGE 16

7. WE REISSUE COMMENT 29. PLEASE DISCLOSE THE FINANCIAL PROJECTIONS PROVIDED TO MHH IN THE PROXY STATEMENT TO BE DELIVERED TO SECURITY HOLDERS.

                  Please note that we have included the projections used by MHH to produce their discounted cash flow analysis on page 28 of the proxy statement.

PREMIUMS PAID ANALYSIS, PAGE 18

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Daniel F. Duchovny, Esq.
October 20, 2005
Page 4



8. WE NOTE THAT YOU HAVE NOT LISTED ALL TRANSACTIONS UNDERLYING THIS ANALYSIS. PLEASE INCLUDE A SPECIFIC REFERENCE TO A LOCATION IN THE DOCUMENTS DELIVERED TO SECURITY HOLDERS WHERE SECURITY HOLDERS MAY READ THE REMAINING INFORMATION.

                  Please note that we have expanded the disclosure in this section to include the entire list of the over 100 comparable transactions reviewed by MHH in conducting its premiums paid analysis.

9. WE REISSUE COMMENT 32 IN PART. EXPLAIN THE RELEVANCE OF MHH'S USE OF THE FIRST AND THIRD PERCENTILES AND OF THE RANGE BETWEEN THE FIRST AND THIRD PERCENTILE OF THE RESULTS OBTAINED IN THIS ANALYSIS TO REACH ITS FAIRNESS OPINION. WHY WERE THOSE PERCENTILES AND THE RANGE SELECTED? WERE THERE ANY OTHER PERCENTILES OR ANOTHER RANGE THAT WAS CONSIDERED BY MHH?

                  Please note the expanded disclosure on page 19 of the proxy statement in response to this comment.

COMPARABLE MERGERS AND ACQUISITION ANALYSIS, PAGE 20

10. WE NOTE YOUR REVISION IN RESPONSE TO COMMENT 35. IT DOES NOT APPEAR, HOWEVER, THAT YOU HAVE EXPLAINED WHY MHH FOUND THIS ANALYSIS'S RESULTS USEFUL.

                  Please note the expanded disclosure on page 23 of the proxy statement in response to this comment.

11. WE NOTE THAT YOU HAVE NOT LISTED ALL TRANSACTIONS UNDERLYING THE LARGER ANALYSIS WITHIN THIS SECTION. EXPLAIN THE BASIS FOR YOUR SELECTION OF THE SAMPLE PRESENTED AND INCLUDE A SPECIFIC REFERENCE TO A LOCATION IN THE DOCUMENTS DELIVERED TO SECURITY HOLDERS WHERE SECURITY HOLDERS MAY READ THE REMAINING INFORMATION.

                  Please note that we have expanded the disclosure in this section to include the entire list of the over 200 transactions reviewed by MHH in conducting its comparable mergers and acquisitions analysis.

DISCOUNTED CASH FLOW ANALYSIS, PAGE 22

12.      IT APPEARS THAT THE SECOND SENTENCE OF THE SECOND PARAGRAPH OF THIS
         SECTION IS MISSING A WORD. PLEASE REVISE AS NECESSARY.

                  Please note the amended disclosure on page 28 which addresses this comment.

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Daniel F. Duchovny, Esq.
October 20, 2005
Page 5



13. PLEASE SHOW THE DATA UNDERLYING THIS ANALYSIS AND HOW MHH ARRIVED AT THE RANGE OF IMPLIED EQUITY VALUES FROM THAT DATA.

                  Please note the expanded disclosure on page 28 of the proxy statement in response to this comment.

SPECIAL INTERESTS OF AFFILIATED PERSONS IN THE TRANSACTION. PAGE 23

14.      WE REISSUE COMMENT 38.

                  We have expanded the disclosure in this section of the proxy statement by adding a table on page 30. This table shows the company's projections as to the amount of cash consideration to be received by each of the directors and executive officers as a result of the transaction.

COSTS OF THE TRANSACTION. PAGE 24

15. WE REISSUE COMMENT 40. THE ADDITIONAL DISCLOSURE DOES NOT ADDRESS THE REQUIREMENTS OF ITEM 1007(D)(2) OF REGULATION M-A.

                  Please note that we have expanded the disclosure on page 31 of the proxy statement to indicate that the company does not have any specific plans to repay the funds the borrowed to consummate the transaction.

BACKGROUND OF THE PROPOSAL, PAGE 25

16. WE NOTE YOUR RESPONSE TO COMMENT 14. PLEASE TELL US WHETHER THE SPECIAL COMMITTEE USED THE 2004 VALUATION OF THE COMPANY IN ANY WAY IN REACHING ITS FAIRNESS DETERMINATION.

                  The Special Committee did not receive a copy of the valuation and therefore did not rely on the valuation in any way to make its fairness determination.

17. WE REISSUE COMMENT 16. IT DOES NOT APPEAR THAT YOUR REVISIONS ADDRESSED OUR COMMENT.

                  Please refer to the expanded disclosure on page 33 which indicates that Mr. Harrow attended the meeting at the request of the Special Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 35

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Daniel F. Duchovny, Esq.
October 20, 2005
Page 6



18. WE REISSUE COMMENT 42. PLEASE LIST ALL SUCH SHARES IN EACH LINE FOR EACH OF THE THREE INDIVIDUALS. YOU MAY CLARIFY THE NUMBER OF SHARES HELD OF RECORD (AS COMPARED WITH SHARES HELD BENEFICIALLY) IN THE FOOTNOTES.

                  Please note that we have modified the beneficial ownership table in compliance with this comment.

EXHIBIT E

19. IT APPEARS THAT YOU HAVE DISCLOSED TWO SETS OF PRO FORMA FINANCIAL INFORMATION FOR THE PERIOD ENDED AND AS OF SEPTEMBER 30, 2005. WITH A VIEW TOWARD CLARIFIED DISCLOSURE, PLEASE TELL US THE DIFFERENCE BETWEEN THE TWO PRESENTATIONS.

                  Please note that we have clarified the disclosure by removing the second set of pro forma financial statements.



                                                    Very truly yours,



                                                    Robert B. Murphy